Exhibit 2

Letter AGAINST the Proposed QTRX-AKYA Merger

Dear Fellow Quanterix Shareholders:

Kent Lake has been an institutional investor in Quanterix (“QTRX”, “The Company”) since 2022 and has extensive understanding of both QTRX’s transformational clinical Alzheimer’s blood testing opportunity, as well as its highly recurring and double-digit growth research and translational use business. Kent Lake is currently one of QTRX’s five largest shareholders.

Kent Lake also has a very strong view that as a standalone company, Quanterix is deeply undervalued. At $7.83 per share as of February 10, 2025, QTRX’s net cash balance of ~$7/share represents 90% of its stock price, which implies a mere $42m of positive enterprise value relative to our Company’s unique highly sensitive blood-based proteomics platform.

Kent Lake is vehemently opposed to QTRX Board’s recommendation to do a stock merger that is effectively a bail out of struggling and in our view inferior peer Akoya Biosciences (“AKYA”) at a significant valuation premium compared to that accorded to QTRX shareholders in the merger (as shown in the above table).

The Proposed QTRX – AKYA merger terms are indefensible, because this merger values the superior Quanterix business at $42m of Total Enterprise Value (TEV) while the inferior Akoya business is being valued at $168m TEV or 4x as high as Quanterix!

At current prices, QTRX shareholders receive a meager $42m enterprise value for the Quanterix business and opportunity which Kent Lake is highly confident is superior in every respect compared to Akoya from clinical (“CDX”) to research (“RUO”) all while attached to a fortress balance sheet with a clear path to profitability without needing to raise capital.

Comparatively AKYA shareholders in this deal are receiving an implied $168m enterprise value for the inferior Akoya business, which has less revenue, has burned more cash, has a significantly smaller TAM associated with its CDX opportunity, and is attached to a distressed balance sheet that will require significant additional dilutive capital if Akoya remains a standalone company.

Kent Lake believes this proposed merger is a BAILOUT of Akoya Shareholders at the expense of Quanterix Shareholders and that QTRX SHAREHOLDERS MUST VOTE AGAINST this transaction.

I.	Introduction to Finance, Business Administration 101

For the edification of the Quanterix Board, which appears to have forgotten the basics of finance and stock mergers, we will provide a basic lesson.

Kent Lake PR LLC | Carr. 115 km 12.1 Ave. Albizu Campos #2490 Suite 22, Rincón, Puerto Rico 00677

Letter AGAINST the Proposed QTRX-AKYA Merger

According to Harvard Business Review’s 1999 article, The Trade-Offs for Buyers and Sellers in Mergers and Acquisitions, “In a stock deal, it’s less clear who is the buyer and who is the seller.”

This opacity is precisely why the rigorous analysis Kent Lake is providing is essential to accurately evaluate this deal instead of simply relying on promises of future “synergies” from QTRX Management.

In a stock merger where the acquirer’s shares are undervalued, which is the case with QTRX, the acquiree shares would have to be even more undervalued than the acquirers for the deal to be accretive to the acquirer’s shareholders. That clearly is not the case here as demonstrated by our analysis.

The math is brutally simple; Akoya shareholders receive an implied enterprise value that is 4x as high as Quanterix shareholders and this is completely nonsensical (AKYA shareholders receiving $168m TEV versus $42m for QTRX shareholders). This disparity cannot be justified by any metric.

Revenue? Quanterix has 67% more

Growth? Quanterix grew revenue double digits while Akoya revenue declined 15% in 2024.

Margins? Quanterix has higher GAAP gross margins and cash flow margins.

Business model? Quanterix has higher recurring revenues versus Akoya’s volatile capital sales model.

Clinical diagnostic market opportunity? Quanterix’s Alzheimer’s testing market ($9B per Leerink Partners) dwarfs Akoya’s CDX opportunity with Acrivon Therapeutics (ACRV, $200m market cap, zero revenue).

Bottom line, there is no clear narrative we can identify where Akoya’s valuation should be 4x that of Quanterix.

This massive valuation premium for AKYA shareholders compared to QTRX shareholders comes at a time when Akoya’s balance sheet would otherwise force them to go to the market for an extremely expensive financing at a significant discount, not a premium. Instead, the Quanterix Board has inexplicably chosen to provide Akoya with rescue financing at a premium to Quanterix’s own trading multiple.

Kent Lake believes that investment bankers hoodwinked the QTRX management team and Board into this highly value destructive transaction, because, well they are bankers. But ultimately the fiduciary responsibility lies with Quanterix Board for agreeing to this value destruction.

Kent Lake PR LLC | Carr. 115 km 12.1 Ave. Albizu Campos #2490 Suite 22, Rincón, Puerto Rico 00677

Letter AGAINST the Proposed QTRX-AKYA Merger

Even if there was a competitive offer for Akoya, this is completely irrelevant given the fundamental mathematics of stock mergers. If someone else wants to own Akoya, let them. Kent Lake will happily take the Quanterix stand alone investment story back in a heartbeat.

Kent Lake believes strongly that Quanterix’s share price will increase substantially if this merger agreement is terminated. AKYA shareholders potentially have a lot to lose if this doesn’t go through, as Akoya will need to get additional financing or sell itself as soon as possible. If that fails, perhaps the QTRX board could take another look at the Akoya assets in a future chapter 11 process where the valuation might be fair and accretive to QTRX shareholders in a way this deal is irrefutably not.

QTRX shareholders have already voted with their feet since the merger announcement, with QTRX shares trading down to a 10% premium to net cash. The market’s collective wisdom should carry more weight than the misguided opinion of the QTRX Board and management team. The market clearly sees this deal’s value destruction hence QTRX’s meager $42m enterprise value.

Kent Lake believes the Quanterix Board has breached their fiduciary duties to shareholders with their vapid logic around this deal.

This is a terrible deal that grows QTRX share count by over 40% and significantly reduces our cash in order to acquire struggling, inferior AKYA!

II.	The Proposed Merger with Akoya carries the risk of being dilutive in non-financial ways as well:

Kent Lake is most excited about Quanterix’s clinical Alzheimer’s testing opportunity. We are deeply concerned that pursuing this merger will divert critical management focus at precisely the wrong time. While Quanterix management wastes time squeezing blood from the proverbial Akoya stone - an organization that has already gone through multiple restructurings in the past 12 months – they risk missing the transformational Alzheimer's opportunity.

Quanterix stands at a critical juncture in its Alzheimer’s path. Success in transforming from a life science tools company to a clinical diagnostic company requires: FDA approval and Advanced Laboratory Test (ADLT) reimbursement for their multimarker Alzheimer’s blood test, all while building up a base of clinician prescribers and scaling revenue without increasing cash burn. This represents the single biggest value creation opportunity for QTRX shareholders. Not only would this merger dilute shareholders’ economic ownership in this compelling Alzheimer’s opportunity, but it would divert management’s focus from this crucial initiative to chase dubious cost synergies.

Leerink analyst Puneet Souda astutely asked Quanterix management about why this deal makes sense on the January merger announcement call asking,

“Why is now the best time to get into spatial technology because when you look at the opportunities that are ahead of you, you have Alzheimer's diagnostics -- it's not easy to drive diagnostics, while running the tools business. So obviously, speed is needed there. Do you have FDA approval potentially down the line and you have reimbursement and other milestones -- so I'm just trying to understand why is now the right time to pursue this?”

Kent Lake PR LLC | Carr. 115 km 12.1 Ave. Albizu Campos #2490 Suite 22, Rincón, Puerto Rico 00677

Letter AGAINST the Proposed QTRX-AKYA Merger

III.	This Transaction Puts the Quanterix Balance Sheet at Major Risk:

The timing of this proposed merger could not be worse. The entire life science tools industry is under pressure with proposed NIH funding cuts under the Trump administration, and an evolving trade war with China.

Let’s examine the stark financial reality:

●	Quanterix currently has approximately $270 million in cash (as of 12/31/24, factoring in Q4’24 burn and the Emission acquisition)
●	2024 cash burn was roughly $40 million, implying a simple cash runway of about 6.5 years

Post-merger, this strong position deteriorates dramatically:

●	QTRX management projects only $175 million in remaining cash
●	Combined AKYA and QTRX trailing twelve-month (TTM) cash burn through September 2024 totaled $91 million.
●	Even with an optimistic $20 million in synergies, the burn rate would still be $71 million—and that’s excluding the substantial restructuring costs required to achieve those synergies!
●	Proforma cash runway if this merger is consummated shrinks to just 2.5 years – less than half of Quanterix’s standalone position

While Quanterix management claims this merger will accelerate profitability, the financial realities suggest otherwise. This deal substantially increases the risk that Quanterix will need to raise additional equity, particularly as it scales its promising Alzheimer’s clinical diagnostic initiatives.

Board members have an obligation to also consider what happens if their Pro-forma synergy and cash flow breakeven targets are missed—likely leading to Quanterix being forced to raise capital through equity dilution or high-cost vulture debt, as Akoya has in the past.

IV.	The Synergy Mirage:

The synergies in a stock merger are shared between the buyer and seller, so ultimately, if the initial exchange ratio is wrong, as is the case here, that is the only thing that matters.

However, when it comes to the combined company achieving significant cost synergies in the future, there are high levels of risk. Akoya has already cut costs, and hit bone in the process, stating on their second quarter 2024 conference call:

“We completed comprehensive reorganization efforts…...This included two restructurings……In aggregate, we implemented a workforce reduction of approximately 35% compared to end of year 2023.”

The impact of these cuts is already having a deleterious impact on Akoya’s revenue trajectory. On AKYA’s third quarter 2024 conference call management admitted that cost restructuring contributed to their revenue shortfall.

Kent Lake PR LLC | Carr. 115 km 12.1 Ave. Albizu Campos #2490 Suite 22, Rincón, Puerto Rico 00677

Letter AGAINST the Proposed QTRX-AKYA Merger

“When you do meaningful restructuring, it does present challenges across the org. So there were certainly pockets of coverage, particularly within the North American territory that contributed…...you're probably talking about maybe 15%, 20% of the contribution was from some of that reorganization.”

So, if Akoya is already struggling on the revenue line (AKYA revenue shrinking ~15% in 2024) due partially to the negative effects of recently firing 35% of the Akoya employee base, future “synergy capture” activities risk precipitating further revenue declines.

Moreover, Kent Lake has serious concerns about how Quanterix’s management defines these synergies. In separate January meetings with both Akoya and Quanterix management teams, they confirmed that interest cost savings from paying down Akoya’s high-cost debt with Quanterix’s cash represents a major component of the first tranche of cost synergies. These are not true operational synergies.

V.	Conclusion: There Are Far Superior Options for QTRX Shareholders

Kent Lake urges the Quanterix Board of Directors to abandon this misguided merger and pay the modest breakup fee to Akoya shareholders. The Board must refocus on the company’s more promising organic growth opportunities in the research market while placing particularly strong attention on the transformational Alzheimer’s testing opportunity.

If the Board wishes to pursue strategic alternatives, they should explore the sale of Quanterix at a valuation exceeding $1 billion. Major industry players like Thermo Fischer Scientific (TMO), which recently acquired Olink (formerly OLK) for over $3B, have demonstrated strong interest in proteomics platforms. Kent Lake believes QTRX would command a significant premium from strategic acquirers of this caliber.

Kent Lake encourages all interested parties to make public offers for QTRX as soon as possible. Since the QTRX Board has taken the fateful step to effectively sell itself via the proposed AKYA merger transaction, it is now fiduciarily compelled to consider higher shareholder valued alternative proposals.

If the Quanterix Board insists on pursuing this merger, Kent Lake is prepared to:

1.	Take all necessary steps to mobilize shareholders to vote against the deal
2.	Nominate directors for the Quanterix Board at the 2025 Annual Meeting

The choice is clear: QTRX shareholders deserve better than a merger that undervalues our company while rescuing a struggling competitor at our expense.

THIS IS NOT A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY. DO NOT SEND US YOUR PROXY CARD. KENT LAKE IS NOT ABLE TO VOTE YOUR PROXY, NOR DOES THIS COMMUNICATION CONTEMPLATE SUCH AN EVENT.

Kent Lake PR LLC | Carr. 115 km 12.1 Ave. Albizu Campos #2490 Suite 22, Rincón, Puerto Rico 00677